                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM N-17f-2

              Certificate of Accounting of Securities and Similar
                         Investments in the Custody of
                        Management Investment Companies


                   Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


                                                                                               -------------------------------
                                                                                               |        OMB APPROVAL         |
                                                                                               |-----------------------------|
                                                                                               | OMB Number:       3235-0360 |
                                                                                               | Expires:      July 31, 1994 |
                                                                                               | Estimated average burden    |
                                                                                               | hours per response ....0.05 |
                                                                                               -------------------------------

------------------------------------------------------------------------------------------------------------------------------------
| 1. Investment Company Act File Number:                                                    |     Date examination completed:      |
|             811-06580                                                                     |               10-31-00               |
|----------------------------------------------------------------------------------------------------------------------------------|
| 2. State identification Number:                                                                                                  |
|  --------------------------------------------------------------------------------------------------------------------------------|
|  | AL                 | AK                  | AZ                  | AR                  |  CA                 |  CO              |
|  |--------------------|---------------------|---------------------|---------------------|---------------------|------------------|
|  | CT                 | DE                  | DC                  | FL                  |  GA                 |  HI              |
|  |--------------------|---------------------|---------------------|---------------------|---------------------|------------------|
|  | ID                 | IL                  | IN                  | IA                  |  KS                 |  KY              |
|  |--------------------|---------------------|---------------------|---------------------|---------------------|------------------|
|  | LA                 | ME                  | MD                  | MA                  |  MI                 |  MN              |
|  |--------------------|---------------------|---------------------|---------------------|---------------------|------------------|
|  | MS                 | MO                  | MT                  | NE                  |  NV                 |  NH              |
|  |--------------------|---------------------|---------------------|---------------------|---------------------|------------------|
|  | NJ                 | NM                  | NY                  | NC                  |  ND                 |  OH              |
|  |--------------------|---------------------|---------------------|---------------------|---------------------|------------------|
|  | OK                 | OR                  | PA                  | RI                  |  SC                 |  SD              |
|  |--------------------|---------------------|---------------------|---------------------|---------------------|------------------|
|  | TN                 | TX                  | UT                  | VT                  |  VA                 |  WA              |
|  |--------------------|---------------------|---------------------|---------------------|---------------------|------------------|
|  | WV                 | WI                  | WY                  | PUERTO RICO                                                  |
|  |-------------------------------------------------------------------------------------------------------------------------------|
|  | Other (specify):                                                                                                              |
------------------------------------------------------------------------------------------------------------------------------------
| 3. Exact name of investment company as specified in registration statement:                                                      |
|      SouthTrust Funds                                                                                                            |
------------------------------------------------------------------------------------------------------------------------------------
|                                                                                                                                  |
|                                                                                                                                  |
|----------------------------------------------------------------------------------------------------------------------------------|
| 4.  Address of principal executive office (number, street, city, state, zip code):                                               |
| Federated Investors Tower, Pittsburg, PA 15222-3779                                                                              |
|----------------------------------------------------------------------------------------------------------------------------------|


INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.


         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Board of Trustees of
the SouthTrust Funds:


We have examined management's assertion about the SOUTHTRUST FUNDS' (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 31, 2000 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. The Funds include the Bond Fund, U.S. Treasury Money Market Fund, Value Fund, Income Fund, Growth Fund, and Alabama Tax-Free Income Fund. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2000, and with respect to agreement of security purchases and sales, for the period from April 30, 2000 (the date of our last examination) through October 31, 2000.

         - Confirmation of all securities held by institutions in book entry form (the Federal Reserve, the Depository Trust Company, and Mellon Bank of New York);

         - Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

         - Reconciliation of all such securities to the books and records of the Funds and SouthTrust Bank, the Custodian;

         - Confirmation of all repurchase agreements with brokers/banks and agreement of underlying collateral with SouthTrust Bank records; and

         - Agreement of two (2) security purchases and two (2) security sales or maturities for each fund identified above since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the SouthTrust Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2000 with respect to securities reflected in the investment account of the Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of management of the SouthTrust Funds and the Securities and Exchange Commission and should not be used for any other purpose.


                                        /s/ Arthur Andersen  LLP
                                        ---------------------------------------

Birmingham, Alabama
December 1, 2000

MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940






We, as members of the SouthTrust Funds (the "Funds"), the investment company, and SouthTrust Bank, the custodian, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 as of October 31, 2000 and for the period from April 30, 2000 (the date of the last examination) through October 31, 2000.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2000 and for the period from April 30, 2000 (the date of the last examination) through October 31, 2000, with respect to securities reflected in the investment account of the Funds.




SouthTrust Funds                             SouthTrust Bank



By: /s/ Beth Broderick                       By: /s/ Roger L. Brown
   ------------------------------------         -------------------------------
   Beth Broderick                               Roger L. Brown
   Vice President & Assistant Treasurer         Senior Vice President





Birmingham, Alabama
December 1, 2000